Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of Swift Energy Company for the proposed offer to exchange up to $150,000,000 in aggregate principal amount of 7 7/8% senior notes due 2022 for a like principal amount of outstanding 7 7/8% senior notes due 2022 and to the incorporation by reference therein of our reports dated February 23, 2012, with respect to the consolidated financial statements of Swift Energy Company and subsidiaries, and the effectiveness of internal control over financial reporting of Swift Energy Company and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

February 19, 2013